

102P
92M
92N
92O
N
102I
92L
92K
92J
RED
STREAK
PROPERTY
Courtenay
92E
92F
92G
Parksville
Port Alberni
Nanaimo
Burnaby Coquitlam
Surrey
Abbotsford
White Rock
Duncan
92B
92C
Colwood
Victoria
0
48km
Map Center: 125°19' W, 49°35' N

Fig. 1 RED STREAK PROPERTY BC LOCATION MAP



RED STREAK
PROPERTY
N
928870
Nimpkish Lake Park
Robson Bight (Michael Bigg) Ecological Reserve
Lower Tsitika River Park
Mount Derby Ecological Reserve
Claud Elliot Creek Ecological Reserve
Claud Elliot Lake Park
Tahsish-Kwois Park
Cormorant Channel Marine Park
402582
402581
92L.044
92L.047
92L.035
92L.037
92L.024
92L.025
92L.026
92L.027
92L.028
6km

Fig. 2 RED STREAK PROPERTY REGIONAL LOCATION MAP



N
1134
949
619
380974
508806
539379
917
539385
SMITH COPPER
PROPERTY
CBL PROPERTY
873
402581
403660
400093
403655
1132
92L 035
30
BC87030
380973
539375
ABANDONED
Abnd.Gr.Pit
92
RED STREAK
PROPERTY
369
928870
508808
KINMAN PROPERTY
634
25
26
0
0.7km
Map Center: 126° 53' 26" W, 50° 21' 14" N

Fig. 3 RED STREAK PROPERTY LOCATION MAP


126°55'
126°45'
126°35'
Robson Bight
19
Hwy 19
Nimpkish
Bonanza
Kokish
Tsitika
Fault
50°25'
Nimpkish Lake
NOOMAS PLUTON
BONANZA PLUTON
Bonanza Lake
Fault
Fault
50°20'
RED STREAK PROPERTY
NIMPKISH BATHOLITH
NIMPKISH BATHOLITH
17
52
Hustan Lake
Bonanza Group
Late Triassic-Middle Jurassic
'Bonanza volcanics': mafic to intermediate lava flows and volcanic breccias, and minor tuffs
Late Triassic
Parson Bay Formation: volcanic breccias interbedded with fine-grained siliciclastic and calcareous sediments
Parson Bay Formation: impure limestone, shale, mudstone, siltstone, minor sandstone and conglomerate
Volcanic breccia in Parson Bay sedimentary units
Vancouver Group
Late Triassic
Quatsino Formation: micritic to bioclastic limestone
Karmutsen Formation: tholeiitic flows, pillow lava, and breccia
Intra-Karmutsen sediment (limestone/marble)
Intra-Karmutsen sediment (siliciclastic)
Plagioclase-megacrystic Karmutsen lavas
0 5 10
kilometres
Island Plutonic Suite
Early-Middle Jurassic
Biotite-hornblende granodiorite and tonalite, plus minor quartz diorite and quartz monzodiorite
Agmatite
17
Bedding
Axis of open synform
High-angle fault
Early Norian conodont fauna
Late Carnian conodont fauna
Barren conodont sample
Beaver Cove section (Muller et al., 1974)
Figure 4. Generalized geology of the Nimpkish map area, northern Vancouver Island.
(From BCDM Paper 17, 2006-1)

Fig. 4 NIMPKISH AREA GEOLOGICAL MAP



JURASSIC
TRIASSIC
Middle
Lower
Upper
Callovian
Bathonian
Bajocian
Aalenian
Toarcian
Pliensbachian
Sinemurian
Hettangian
Rhaetian
Norian
Carnian
BONANZA GROUP
VANCOUVER GROUP
'Bonanza volcanics'
Parson Bay Formation
Quatsino Fm
Karmutsen Formation
Angular
199.6 ± 0.6 Ma
203.6 ± 2.0 Ma
216.5 ± 2.0 Ma
228.0 ± 2.0 Ma
RED STREAK SECTION
Subaerial to submarine, basaltic to rhyolitic lavas, breccias, lapilli, crystal and welded tuffs; interbedded siliciclastics and limestone; comagmatic intrusions of the Island Plutonic Suite
Thin to medium-bedded impure limestone mudstone, siltstone, shale and calcareous equivalents; interbedded volcanic breccias, lapilli tuffs, lavas, feldspathic wackes, waterlain volcaniclastic deposits and conglomerate (minor)
Massive to bedded micritic and locally bioclastic limestone
Intravolcanic limestone near top of unit
Basalt flows with minor pillow lava, pillow breccia and tuff
Pillow breccia with well-bedded tuff and breccia in lower part
Pillow basalts

Figure 3. Revised stratigraphic nomenclature for Triassic–Jurassic lithostratigraphic units proposed in this study. The geological time scale is that of Gradstein *et al.* (2004).

(From BCDM Paper 17, 2006-1)

Fig. 5 RED STREAK AREA STRATIGRAPHIC COLUMN


N
539375
380973
py
x
py
x
x
Zn, Pb, Cu
py
x
928870
x py
92L 036
Red Streak
X
Jasper
x py
R
A
508806
N
634
py
x
py - pyrite
Zn - zinc
Pb - lead
Cu - copper
500 metres
Map Center: 126° 53' 1" W, 50° 20' 12" N

Fig. 6 RED STREAK PROPERTY MAP



Fig. 7 RED STREAK JASPER



Fig 8 LOWER KINMAN CREEK VALLEY